VIA EDGAR	October 20, 2015

Mr. Tim Buchmiller

Ms. Amanda Ravitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Real Industry, Inc.
Registration Statement on Form S-3
Filed October 7, 2015
File No. 333-207311

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Real Industry, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-207311), to 4:00 p.m., Eastern Time, on October 21, 2015 or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Kyle Ross at 805-409-4335.

Very truly yours, Real Industry, Inc.

By:	/s/ Kyle Ross
Name:	Kyle Ross
Title:	Executive Vice President and Chief Financial Officer